UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LUNAR GROWTH CORPORATION

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G5725L 109

(CUSIP Number)

Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4159
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 2, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

CUSIP No. G5725L 109	Page 2 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SOLID WISE LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,747,165 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,747,165 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,747,165 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
(1) Gives effect to the issuance of 26,028,769 ordinary shares that the Issuer is obligated to issue to Solid Wise Limited as soon as the Issuer increases its authorized ordinary shares.

(2) Based on 161,669,375 ordinary shares to be outstanding upon the issuance of 135,802,275 additional ordinary shares by the Issuer as soon as the Issuer increases its authorized ordinary shares, as reported by the Issuer in its Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on May 4, 2011.

CUSIP No. G5725L 109	Page 3 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IWAMATSU REIEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION JAPAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,747,165 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,747,165 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,747,165 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1) Gives effect to the issuance of 26,028,769 ordinary shares that the Issuer is obligated to issue to Solid Wise Limited as soon as the Issuer increases its authorized ordinary shares. Does not include 808,347 ordinary shares held of record by Iwamatsu Reien and an additional 5,658,428 ordinary shares that the Issuer is obligated to issue to Iwamatsu Reien, as soon as the Issuer increases its authorized ordinary shares. Ms. Reien has granted a purchase option for all 6,466,775 of such ordinary shares to Li Liu, as described in more detail below.

(2) Based on 161,669,375 ordinary shares to be outstanding upon the issuance of 135,802,275 additional ordinary shares by the Issuer as soon as the Issuer increases its authorized shares, as reported by the Issuer in its Form 8-K filed with the SEC on May 4, 2011.

CUSIP No. G5725L 109	Page 4 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) XIANGJU MU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,747,165 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,747,165 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,747,165 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1) Gives effect to the issuance of 26,028,769 ordinary shares that the Issuer is obligated to issue to Solid Wise Limited as soon as the Issuer increases its authorized ordinary shares.

(2) Based on 161,669,375 ordinary shares to be outstanding upon the issuance of 135,802,275 additional ordinary shares by the Issuer as soon as the Issuer increases its authorized shares, as reported by the Issuer in its Form 8-K filed with the SEC on May 4, 2011.

CUSIP No. G5725L 109	Page 5 of 8

Item 1.	Security and Issuer.

Ordinary Shares of Lunar Growth Corporation (the “Issuer”), with a principal place of business located at Room 2416, Fuxing International Merchant Plaza 186# Xinhua Road, Wuhan 430022, People’s Republic of China  (the “PRC”).

Item 2.	Identity and Background.

This statement is filed on behalf of Solid Wise Limited (“Solid Wise”), Iwamatsu Reien, and Xiangju Mu (Ms. Reien, Solid Wise and Ms. Mu, together, the “Reporting Persons”).

Solid Wise, a British Virgin Islands (“BVI”) holding company, has a principal place of business located at Room 2416, Fuxing International Merchant Plaza, 186# Xinhua Road, Wuhan, PRC 430022.

Iwamatsu Reien, whose business address is Suite 1502, No. 4 Danyuan, Langyuan No. 4 Building, Star River, Chaoyang District, Beijing 100025, PRC, is a director and the sole shareholder of Solid Wise. Ms. Reien is a Japanese citizen.

Xiangju Mu, whose business address is Room 1-3-101, No. Jia 18, Yanjingli Zhongjie, Chaoyang District, Beijing, PRC 100025, is a director of Solid Wise. Ms. Mu is a PRC citizen.

During the past five years, the Reporting Persons have not been convicted in a criminal proceeding, nor have either of them been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 2, 2011, pursuant to a share exchange agreement (the “Exchange Agreement”) by and among the Issuer, Fortune Health Management Limited (“Fortune Health”), and the holders of all outstanding shares of Fortune Health (the “Fortune Health Shareholders”), including Solid Wise, the Issuer acquired all of the outstanding shares of Fortune Health (the “Fortune Health Shares”) from the Fortune Health Shareholders, and the Fortune Health Shareholders transferred all of the Fortune Health Shares to the Issuer. In exchange, the Issuer issued to the Fortune Health Shareholders and their designees, 19,400,325 ordinary shares of the Issuer, constituting 75% of all of the ordinary shares of the Issuer issued and outstanding after the closing of the transaction (the “Share Exchange”). In addition, the Issuer agreed to issue an additional 135,802,275 ordinary shares to the Fortune Health Shareholders and their designees as soon as practicable after the Issuer effectuates an amendment to its Articles of Association to increase its authorized ordinary shares. Together, the 19,400,325 ordinary shares and the 135,802,275 additional ordinary shares total 155,202,600 ordinary shares, or 96% of the Issuer’s ordinary shares on a fully-diluted basis.

Item 4.	Purpose of Transaction.

Prior to the Share Exchange, the Issuer was a “shell company” (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). As a result of the Share Exchange, the Issuer acquired Fortune Health, a BVI company that, through its operating subsidiaries in the PRC, is in the business of franchising and operating foot massage spas in the PRC. Pursuant to the Exchange Agreement, and giving effect to the additional 26,028,769 ordinary shares that the Issuer is obligated to issue to Solid Wise as soon as the Issuer increases its authorized shares, the Reporting Persons may be deemed to beneficially own the following respective ordinary shares of the Issuer, subject to the terms of the call option agreement described below.

Solid Wise is the record holder of 3,718,396 of the Issuer’s ordinary shares and shall receive an additional 26,028,769 ordinary shares that the Issuer is obligated to issue as soon as the Issuer increases its authorized ordinary shares.

CUSIP No. G5725L 109	Page 6 of 8

Upon the increase of the Issuer’s authorized ordinary shares and the subsequent issuance by the Issuer of 26,028,769 ordinary shares to Solid Wise, Iwamatsu Reien has the power to vote and dispose of an aggregate of 29,747,165 ordinary shares held of record by Solid Wise. On April 26, 2011, Ms. Reien entered into a call option agreement with Xiangju Mu, pursuant to which Ms. Reien granted Ms. Mu the option to purchase 100% of the outstanding shares of Solid Wise (the “Call Option Shares”) at a price of $0.0001 per share, upon certain conditions being met, in two tranches of 50% each. Such conditions (the “Call Option Conditions”) are as follows: (i) Chongqing Jiafu Health Industry Co., Ltd. and its subsidiaries achieving after-tax net income of at least US$2 million as determined under US GAAP for the fiscal year ended June 30, 2011, and (ii) Chongqing Jiafu Health Industry Co., Ltd. and its subsidiaries achieving after-tax net income of at least US$4 million as determined under US GAAP for the fiscal year ended June 30, 2012. Pursuant to the call option agreement, Ms. Reien has also granted Ms. Mu the exclusive, immediate and irrevocable right to vote and dispose of the Call Option Shares and to appoint and elect the directors of Solid Wise.

Upon the satisfaction of the Call Option Conditions, Ms. Mu may be deemed to beneficially own an aggregate of 29,747,165 shares held of record by Solid Wise.

Item 5.	Interest in Securities of the Issuer.

a)
Solid Wise is the record holder of 3,718,396 ordinary shares of the Issuer, which will be increased to 29,747,165 ordinary shares after giving effect to the issuance of 26,028,769 additional shares to be issued by the Issuer upon the Issuer’s increase in authorized ordinary shares, representing 18.4% beneficial ownership, subject to the terms and conditions set forth in the call option agreement between Iwamatsu Reien and Xiangju Mu.

Iwamatsu Reien is the beneficial owner of an aggregate of 29,747,165 ordinary shares of the Issuer beneficially owned by Solid Wise, representing 18.4% beneficial ownership. All of the 29,747,165 ordinary shares are subject to the terms and conditions of the call option agreement described above.

Xiangju Mu may be deemed to be the beneficial owner of 29,747,165 ordinary shares of the Issuer, after giving effect to the additional shares to be issued by the Issuer upon the Issuer’s increase in authorized ordinary shares, representing 18.4% beneficial ownership. All of the 29,747,165 ordinary shares are subject to the terms and conditions set forth in the call option agreement described above.

b)	Solid Wise, Iwamatsu Reien and Xiangju Mu may be deemed to have the shared power to vote and dispose of 29,747,165 shares of the Issuer.

c)	The Reporting Persons have not effected any transactions in the ordinary shares of the Issuer in the past sixty days other than as reported herein.

d)	Not applicable.

e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

The disclosure set forth in Item 4, above, is incorporated herein by reference.

Additionally, Iwamatsu Reien is the holder of record of 808,347 ordinary shares, and an additional 5,658,428 ordinary shares that the Issuer is obligated to issue to Ms. Reien as soon as the Issuer increases its authorized ordinary shares. As of April 26, 2011, Ms. Reien has granted a purchase option for all of such shares to Li Liu, which vests in two tranches of 50% each, and which is subject to the Call Option Conditions. Pursuant to the terms of the call option agreement, Ms. Reien has granted Li Liu the exclusive, immediate and irrevocable right to vote and dispose of the 6,466,775 ordinary shares of the Issuer that Ms. Reien does or will hold directly.

CUSIP No. G5725L 109	Page 7 of 8

Item 7.	Materials to be Filed as Exhibits.

10.1	Share Exchange Agreement, dated May 2, 2011, by and among Fortune Health, the Fortune Health Shareholders, and the Issuer.*
10.2	Call Option Agreement, dated April 26, 2011, between Iwamatsu Reien and Xiangju Mu.*
10.3	Call Option Agreement, dated April 26, 2011, between Iwamatsu Reien and Li Liu.*
10.4	Joint Filing Agreement by and among Solid Wise Limited, Iwamatsu Reien and Xiangju Mu.

*Incorporated by reference to the Current Report on Form 8-K filed by the Issuer with the SEC on May 4, 2011

CUSIP No. G5725L 109	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: May 11, 2011	SOLID WISE LIMITED

/s/ Iwamatsu Reien
Name: Iwamatsu Reien
Title: Director

Date: May 11, 2011	Iwamatsu Reien

/s/ Iwamatsu Reien
Name: Iwamatsu Reien

Date: May 11, 2011	Xiangju Mu

/s/ Xiangju Mu
Name: Xiangju Mu